UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date February 23, 2009
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE Alternext US : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS CELEBRATES THE INAUGURATION OF THE DOLORES GOLD AND SILVER MINE AND PROVIDES DOLORES MINE UPDATE

Vancouver, British Columbia – February 23, 2009 – Minefinders Corporation Ltd. announced today that the Company celebrated the official inauguration of its Dolores gold and silver mine in Chihuahua, Mexico on February 17 and 18. The Company also provided an update on production at the Dolores Mine and announced the receipt of a social responsibility award. The Dolores Mine is expected to produce in excess of 1.7 million ounces of gold and 64 million ounces of silver over a more than 15-year mine life.

“This inauguration represents the culmination of over 14 years of exploration and development by Minefinders at the Dolores site,” commented Mark Bailey, President and Chief Executive Officer. “I would like to recognize and thank our employees, shareholders, the Mexican federal, state and municipal governments, the residents of Dolores and others for their support and hard work to bring the Dolores Mine to fruition.”

The inauguration events brought together representatives from state, federal and municipal governments, political and community leaders, members of the Ejido Huizopa, key supporters, shareholders and employees. Keynote speakers included the Canadian Ambassador to Mexico, Guillermo Rishchynski; the Mexican Federal Minister of Mining, María Jimena Valverde Valdes; Chihuahua State Secretary, Sergio Granados; and President and Chief Executive Officer of Minefinders Corporation, Mark H. Bailey.

Minefinders also invited the community at large to celebrate this milestone with a performance by the famous “Ballet Folklórico de México de Amalia Hernández” at Chihuahua’s Teatro de la Ciudad. More than 600 guests attended.

Dolores Mine Update

The mine remains on target to achieve commercial production in the second quarter of 2009.

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Production totaled approximately 2,700 ounces of gold and 50,000 ounces of silver in January 2009. By mid-month, production in February had already exceeded the total production in January.  As the volume of ore under leach and time under leach increase, Minefinders expects the rate of production of gold and silver to continue to escalate rapidly.

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Costs are continuing to decrease and the Company expects cash costs to decrease to the life of mine average in the second quarter. Pre-commercial production operating costs, net of sales revenue, are capitalized to mine development costs until the commencement of commercial production.

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The crushing and stacking rate has averaged approximately 16,500 tonnes processed per day in February 2009 to date, compared with approximately 13,000 tonnes per day in January 2009.  Overall crushing plant availability continues to improve along with operator experience levels. Recent production levels have periodically exceeded the planned rate of 18,000 tonnes per day with in excess of 21,000 tonnes per day processed.

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Tonnes stacked and under leach continue to increase with approximately 1,600,000 tonnes of ore stacked to the leach pad and over 1,200,000 tonnes under leach at February 23, 2009.

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Grades in ore stacked to the leach pad and solution grade to the pond continue to increase as mining progresses into the mineral deposit and tonnes under leach increases. In addition, recovery rates of contained gold and silver are exceeding expectations.

Compania Minera Dolores, a wholly owned subsidiary of Minefinders, was awarded in February the distinction as a "Socially Responsible Company" by the Mexican Philanthropic Center, a non-governmental organization dedicated to the promotion of socially responsible organizations. This award recognizes the Company’s legal compliance and ethical policies in addressing social and environmental issues related to the development of the Dolores Mine.

“This award recognizes and validates the Company’s diligence in ensuring the highest ethical standards in fulfilling its social and environmental responsibilities,” commented Gregg Bush, Vice President, Operations. “Minefinders is committed to sound environmental management practices and social and economic development in the Dolores region and will continue to make this a high priority.”

Recent photos of operations at Dolores and of the mine inauguration can be viewed at www.minefinders.com in the Dolores Gallery.

Qualified Person

Mark Bailey MSc., P.Geo., is the "qualified person" with overall responsibility for the Dolores Project and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com

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This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" of Minefinders' Annual Information Form for the year ended December 31, 2007 and under the heading "Risks and Uncertainties" of Minefinders' Management’s Discussion and Analysis for the year ended December 31, 2007, both of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

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